SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                Amendment No. 1
                                       To
                                 SCHEDULE 14D-1
               Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934

                             -----------------------

                    U.S. REALTY PARTNERS LIMITED PARTNERSHIP
                            (Name of Subject Company)

        MP VALUE FUND 4, L.P.; MP VALUE FUND 6, LLC; MACKENZIE PATTERSON
          SPECIAL FUND, L.P.; MACKENZIE PATTERSON SPECIAL FUND 3, LLC;
                    MACKENZIE PATTERSON SPECIAL FUND 4, LLC;
                                and CAL KAN, INC.

                                    (Bidders)

                          DEPOSITARY UNIT CERTIFICATES
                         (Title of Class of Securities)

                                      NONE
                      (CUSIP Number of Class of Securities)
                             -----------------------
                                                Copy to:
    Christine Simpson                           Paul J. Derenthal, Esq.
    MacKenzie Patterson, Inc.                   Derenthal & Dannhauser
    1640 School Street                          One Post Street, Suite 575
    Moraga, California  94556                   San Francisco, California  94104
    (925) 631-9100                              (415) 981-4844

                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

                            Calculation of Filing Fee

                    Transaction                          Amount of
                    Valuation*                           Filing Fee

                    $1,026,480                           $205.30

* For purposes of calculating the filing fee only. Assumes the purchase of 183,300 Depositary Unit Certificates ("Units") at a purchase price equal to $5.60 per Unit in cash. In connection with the initial Schedule filed by Bidders for an offer to purchase 183,300 Units at $5.00 per Unit, the Bidders submitted a filing fee equal to $183.30. Accordingly an additional fee of $22 is payable with respect to this amendment.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

             Amount Previously Paid:
             Form or Registration Number:
             Filing Party:
             Date Filed:

CUSIP NO.   None                         14D-1               Page 2 of ___ Pages
          --------


1.     Name of Reporting Person
       S.S. or I.R.S. Identification Nos. of Above Person

       MP VALUE FUND 4, L.P.

2.     Check the Appropriate Box if a Member of a Group
       (See Instructions)

                                                                     (a)      __
                                                                     (b)      x

3.     SEC Use Only

4.     Sources of Funds (See Instructions)

               WC

5.     Check if Disclosure of Legal  Proceedings  is Required  Pursuant to
       Items 2(e) or 2(f)
                                                                              --

6.     Citizenship or Place of Organization

               California

7.     Aggregate Amount Beneficially Owned by Each Reporting Person       61,000


8.     Check if the Aggregate in Row (7) Excludes Certain Shares
       (See Instructions)

                                                                              --

9.     Percent of Class Represented by Amount in Row (7)                    4.9%


10.    Type of Reporting Person (See Instructions)

               PN

CUSIP NO.   None                     14D-1                   Page 3 of ___ Pages
          --------


1.    Name of Reporting Person
      S.S. or I.R.S. Identification Nos. of Above Person

      MP VALUE FUND 6, LLC

2.    Check the Appropriate Box if a Member of a Group
      (See Instructions)

                                                                     (a)      __
                                                                     (b)      x

3.    SEC Use Only

4.    Sources of Funds (See Instructions)

              WC

5.    Check if Disclosure of Legal  Proceedings  is Required  Pursuant to
      Items 2(e) or 2(f)
                                                                              --

6.    Citizenship or Place of Organization

              California

7.    Aggregate Amount Beneficially Owned by Each Reporting Person        61,000


8.    Check if the Aggregate in Row (7) Excludes Certain Shares
      (See Instructions)

                                                                              --

9.    Percent of Class Represented by Amount in Row (7)                     4.9%


10.   Type of Reporting Person (See Instructions)

              OO

CUSIP NO.   None                      14D-1                  Page 4 of ___ Pages
          --------


1.    Name of Reporting Person
      S.S. or I.R.S. Identification Nos. of Above Person

      MACKENZIE PATTERSON SPECIAL FUND, L.P.

2.    Check the Appropriate Box if a Member of a Group
      (See Instructions)

                                                                     (a)      __
                                                                     (b)      x

3.    SEC Use Only

4.    Sources of Funds (See Instructions)

              WC

5.    Check if Disclosure of Legal  Proceedings  is Required  Pursuant to
      Items 2(e) or 2(f)
                                                                              --

6.    Citizenship or Place of Organization

              California

7.    Aggregate Amount Beneficially Owned by Each Reporting Person        61,000


8.    Check if the Aggregate in Row (7) Excludes Certain Shares
      (See Instructions)

                                                                              --

9.    Percent of Class Represented by Amount in Row (7)                     4.9%


10.   Type of Reporting Person (See Instructions)

              PN

CUSIP NO.   None               14D-1                         Page 5 of ___ Pages
          --------


1.    Name of Reporting Person
      S.S. or I.R.S. Identification Nos. of Above Person

      MACKENZIE PATTERSON SPECIAL FUND 3, LLC

2.    Check the Appropriate Box if a Member of a Group
      (See Instructions)

                                                                     (a)      __
                                                                     (b)      x

3.    SEC Use Only

4.    Sources of Funds (See Instructions)

              WC

5.    Check if Disclosure of Legal  Proceedings  is Required  Pursuant to
      Items 2(e) or 2(f)
                                                                              --

6.    Citizenship or Place of Organization

              California

7.    Aggregate Amount Beneficially Owned by Each Reporting Person        61,000


8.    Check if the Aggregate in Row (7) Excludes Certain Shares
      (See Instructions)

                                                                              --

9.    Percent of Class Represented by Amount in Row (7)                     4.9%


10.   Type of Reporting Person (See Instructions)

              OO

CUSIP NO.   None                  14D-1                      Page 6 of ___ Pages
          --------


1.    Name of Reporting Person
      S.S. or I.R.S. Identification Nos. of Above Person

      MACKENZIE PATTERSON SPECIAL FUND 4, LLC

2.    Check the Appropriate Box if a Member of a Group
      (See Instructions)

                                                                     (a)      __
                                                                     (b)      x

3.    SEC Use Only

4.    Sources of Funds (See Instructions)

              WC

5.    Check if Disclosure of Legal  Proceedings  is Required  Pursuant to
      Items 2(e) or 2(f)
                                                                              --

6.    Citizenship or Place of Organization

              California

7.    Aggregate Amount Beneficially Owned by Each Reporting Person        61,000


8.    Check if the Aggregate in Row (7) Excludes Certain Shares
      (See Instructions)

                                                                              --

9.    Percent of Class Represented by Amount in Row (7)                     4.9%


10.   Type of Reporting Person (See Instructions)

              OO

CUSIP NO.   None                    14D-1                    Page 7 of ___ Pages
          --------


1.    Name of Reporting Person
      S.S. or I.R.S. Identification Nos. of Above Person

      CAL KAN, INC.

2.    Check the Appropriate Box if a Member of a Group
      (See Instructions)

                                                                     (a)      __
                                                                     (b)      x

3.    SEC Use Only

4.    Sources of Funds (See Instructions)

              WC

5.    Check if Disclosure of Legal  Proceedings  is Required  Pursuant to
      Items 2(e) or 2(f)
                                                                              --

6.    Citizenship or Place of Organization

              Kansas

7.    Aggregate Amount Beneficially Owned by Each Reporting Person        61,000


8.    Check if the Aggregate in Row (7) Excludes Certain Shares
      (See Instructions)

                                                                              --

9.    Percent of Class Represented by Amount in Row (7)                     4.9%


10.   Type of Reporting Person (See Instructions)

               CO

     This Amendment No. 1 to Tender Offer Statement on Schedule 14D-1 (the "Schedule") hereby amends the Schedule filed April 29, 1999 by the above-named Bidders.

Item 1.      Security and Subject Company.

             (a) This Schedule relates to Depositary Unit Certificates of limited partnership interest (the "Units") in U.S. Realty Partners Limited Partnership, a South Carolina limited partnership (the "Issuer"), the subject company. The address of the Issuer's principal executive offices is 55 Beattie Place, P.O. Box 1089, Greenville, South Carolina 29602.

             (b) This Schedule relates to the offer by MP VALUE FUND 4, L.P.; MP VALUE FUND 6, LLC; MACKENZIE PATTERSON SPECIAL FUND, L.P.; MACKENZIE PATTERSON SPECIAL FUND 3, LLC; MACKENZIE PATTERSON SPECIAL FUND 4, LLC; and CAL KAN, INC. (collectively the "Purchasers") to purchase up to 183,300 Units. The Purchasers originally offered at a purchase price equal to $5.00 per Unit, less the amount of any distributions declared or made with respect to the Units between March 25, 1999 (the "Offer Date") and April 29, 1999, or such other date to which this Offer may be extended (the "Expiration Date"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 25, 1999 (the "Offer to Purchase") and the related Letter of Transmittal, copies of which are attached to the original Schedule as Exhibits (a)(1) and (a)(2), respectively. By this amendment, the Purchasers hereby increase the purchase price to $5.60 per Unit and extend the Expiration date to May 3, 1999. The Issuer had 1,222,000 Units issued and outstanding held by approximately2,033 Unit holders as of December 31, 1997, according to its annual report on Form 10-K for the year then ended.

             (c) The information set forth under the captions "Introduction - Establishment of the Offer Price" and "Effects of the Offer" in the Offer to Purchase is incorporated herein by reference.

Item 2.      Identity and Background.

             (a)-(d) The information set forth in "Introduction," "Certain Information Concerning the Purchasers" and in Schedule I of the Offer to Purchase is incorporated herein by reference.

             (e)-(g) The information set forth in "Certain Information Concerning the Purchasers" and Schedule I in the Offer to Purchase is incorporated herein by reference. During the last five years, neither the Purchasers nor, to the best of the knowledge of the Purchasers, any person named on Schedule I to the Offer to Purchaser nor any affiliate of the Purchasers (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, Federal or state securities laws or finding any violation of such laws.

Item 3.      Past  Contacts,  Transactions  or  Negotiations  with  the  Subject
             Company.

             (a)-(b) See the discussion under the caption "Certain Information Concerning the Purchasers" in the Offer to Purchase for information concerning purchases of Units by certain of the Purchasers and their affiliates. Other than the foregoing, since January 1, 1996, there have been no transactions between any of the persons identified in Item 2 and the Issuer or, to the knowledge of the Purchaser, any of the Issuer's affiliates or general partner, or any directors or executive officers of any such affiliates or general partner.

Item 4.      Source and Amount of Funds or Other Consideration.

             (a) The information set forth under the caption "Source of Funds" of the Offer to Purchase is incorporated herein by reference.

             (b)-(c) Not applicable.

Item 5.      Purpose of the Tender Offer and Plans or Proposals of the Bidder.

             (a) - (g) The information set forth under the caption "Future Plans" in the Offer to Purchase is incorporated herein by reference. Other than as set forth therein, the Purchasers have no plans or proposals that would relate to or would result in any of the transactions, changes or other results described in Item 5(a) through (g) of Schedule 14D-1.

             (f)     Not applicable.

Item 6.      Interest in Securities of the Subject Company.

             (a) and (b) The information set forth in "Certain Information Concerning the Purchasers" of the Offer to Purchase is incorporated herein by reference.

Item 7.      Contracts,  Arrangements,  Understandings  or   Relationships  with
             Respect to the Subject Company's Securities.

             The information set forth in "Certain Information Concerning the Purchasers" of the Offer to Purchase is incorporated herein by reference.

Item 8.      Persons Retained, Employed or To Be Compensated.

             None.

Item 9.      Financial Statements of Certain Bidders.

             Not applicable.

Item 10.     Additional Information.

             (a)     None.

             (b)-(c) The information set forth in "Certain Legal Matters" of the Offer to Purchase is incorporated herein by reference.

             (d)     None.

             (e)     None.

             (f) Reference is hereby made to the Offer to Purchase and the related Letter of Transmittal, copies of which are attached hereto as Exhibits
(a)(1) and (a)(2), respectively, and which are incorporated herein in their entirety by reference.

Item 11.     Material to be Filed as Exhibits.


             (a)(5)  Form of Letter to Unit holders dated April 16, 1999

             (a)(6)  Press Release

             (b)-(f) Not applicable.

                                   SIGNATURES


             After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:       April 16, 1999

MP VALUE FUND 4, L.P.

By MacKenzie Patterson, Inc., General Partner

             By:     /s/ Christine Simpson
                     Christine Simpson,  Vice President

MP VALUE FUND 6, LLC

By MacKenzie Patterson, Inc., Manager

             By:     /s/ Christine Simpson
                     Christine Simpson,  Vice President

MACKENZIE PATTERSON SPECIAL FUND, L.P.

By MacKenzie Patterson, Inc., General Partner

             By:     /s/ Christine Simpson
                     Christine Simpson,  Vice President

MACKENZIE PATTERSON SPECIAL FUND 3, LLC

By MacKenzie Patterson, Inc., Manager

             By:     /s/ Christine Simpson
                     Christine Simpson,  Vice President


 MACKENZIE PATTERSON SPECIAL FUND 4, LLC

By MacKenzie Patterson, Inc., Manager

             By:     /s/ Christine Simpson
                     Christine Simpson,  Vice President

CAL KAN, INC.

By:  /s/ Christine Simpson
        Christine Simpson,  Vice President

                                  EXHIBIT INDEX


Exhibit              Description                                            Page

(a)(5)       Form of Letter to Unit holders dated April 16, 1999

(a)(6)       Press Release